THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in City Telecom (H.K.) Limited, you should hand this circular and the accompanying form of election at once to the purchaser or transferee or the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CITY TELECOM (H.K.) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code : 1137)

SCRIP DIVIDEND SCHEME IN RELATION TO
THE 2008 FINAL DIVIDEND

9 January 2009

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context otherwise requires:

“2008 Final Dividend”	the final dividend of HK$0.02 per Share for the year
ended 31 August 2008 payable on or about 25 February 2009
to Shareholders whose names were recorded on the
register of members of the Company on the Record Date;
“AGM”	the annual general meeting of the Company held at Level 39, Tower 1, Metroplaza, No.223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong on 19 December 2008;
“Board”	the board of Directors;
“Company”	City Telecom (H.K.) Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance ;
“Director(s)”	the director(s) of the Company;
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;
“New Share(s)”	new Share(s) to be issued under the Scrip Dividend Scheme;
“Record Date”	Friday, 19 December 2008;
“Scrip Dividend Scheme”	the scrip dividend alternative announced by the Company
on 17 November 2008 which offers Shareholders a scrip
alternative whereby Shareholders may elect to receive
their 2008 Final Dividend wholly or partly by the
allotment of New Shares credited as fully paid in lieu of
cash;
“Share(s)”	ordinary share(s) of HK$0.10 each in the share capital of the Company;
“Shareholder(s)”	the registered holder(s) of Share(s);
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

DEFINITIONS

“United States”	The United States of America, its territories and possessions, any State of the United States, and the District of Columbia;
“US$”	United States dollars, the lawful currency of United States;
“%”	per cent.

LETTER FROM THE BOARD

CITY TELECOM (H.K.) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code : 1137)

Directors:	Registered Office:
Mr. Wong Wai Kay, Ricky (Chairman)	Level 39
Mr. Cheung Chi Kin, Paul (Vice Chairman)	Tower 1, Metroplaza
Mr. Yeung Chu Kwong, William (Chief Executive Officer)	No. 223 Hing Fong Road
Mr. Lai Ni Quiaque (Chief Financial Officer, Company	Kwai Chung
Secretary and Head of Staff Engagement)	New Territories
Mr. Cheng Mo Chi, Moses+	Hong Kong
Mr. Lee Hon Ying, John*
Dr. Chan Kin Man*
Mr. Peh Jefferson Tun Lu*
+ Non-executive Director
*Independent Non-executive Directors

9 January 2009

To the Shareholders

Dear Sir or Madams,

SCRIP DIVIDEND SCHEME IN RELATION TO
THE 2008 FINAL DIVIDEND

INTRODUCTION

On 17 November 2008, the Board announced the Company’s audited annual results for the year ended 31 August 2008 and recommended the payment of the 2008 Final Dividend. The 2008 Final Dividend is payable in cash with a scrip dividend alternative to Shareholders whose names appeared on the register of members of the Company on the Record Date. The latest time for submission of transfer forms to qualify for the 2008 Final Dividend was 4:30 p.m. on 16 December 2008. At the AGM, the 2008 Final Dividend was approved.

The purpose of this circular is to set out the procedures which apply in relation to the Scrip Dividend Scheme.

LETTER FROM THE BOARD

DETAILS OF THE SCRIP DIVIDEND SCHEME

Shareholders may elect to receive the 2008 Final Dividend in one of the following ways:-

(a)	a cash dividend of HK$0.02 per Share; or

(b)	an allotment of such number of New Shares credited as fully paid and having an aggregate market value (calculated as described below), save for adjustment for fractions, equal to the total amount of the 2008 Final Dividend which such Shareholder would otherwise be entitled to receive in cash; or

(c)	partly New Shares and partly cash.

The New Shares will rank pari passu in all respects with the existing issued Shares except that they shall not rank for the 2008 Final Dividend.

BASIS OF ALLOTMENT OF THE NEW SHARES

For the purpose of calculating the number of New Shares to be allotted pursuant to the Scrip Dividend Scheme, the market value per New Share will be HK$0.8112, which is the average closing price of HK$1.014 per Share on the Stock Exchange for the five consecutive trading days ended 19 December 2008, less a 20% discount. Accordingly, the number of New Shares which a Shareholder electing for New Shares will receive will be calculated as follows:-

Number of New Shares to be received = Number of Shares held on the Record Date for which election for New Shares is made x HK$0.02/HK$0.8112

The number of New Shares to be received will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares in respect of alternatives (b) and (c) above will not be issued to Shareholders but will be disregarded and the benefit thereof will accrue to the Company. The last day on which Shareholders will be entitled to select their desired form of dividends is 30 January 2009.

LETTER FROM THE BOARD

ADVANTAGES OF THE SCRIP DIVIDEND SCHEME

The Scrip Dividend Scheme will give Shareholders an opportunity to increase their investment in the Company at market value without incurring brokerage fees, stamp duty and related dealing costs. The Scrip Dividend Scheme will also benefit the Company to the extent that such cash which would otherwise have been paid to Shareholders who elect to receive the New Shares, in whole or in part, in lieu of a cash dividend, will be retained for use as working capital by the Company.

EFFECT OF THE SCRIP DIVIDEND SCHEME

Based on 650,722,409 Shares in issue as at the close of business on the Record Date, if no elections for the New Shares were received, the total cash dividend payable by the Company would be HK$13,014,448.18. If all Shareholders elect to receive their entitlements to the 2008 Final Dividend in the form of New Shares, the maximum number of New Shares to be issued would be 16,043,451 Shares representing approximately 2.47% of the existing issued share capital of the Company and approximately 2.41% of the then issued share capital of the Company as enlarged by the issue of the New Shares.

Shareholders should note that the New Shares may give rise to notification requirements under Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). Shareholders who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advice. Shareholders who are in any doubt as to their taxation position are also recommended to seek their own professional advice.

FORM OF ELECTION

If you wish to receive the 2008 Final Dividend wholly in cash, you do not need to take any action.

If you elect to receive the 2008 Final Dividend wholly in New Shares, or partly in cash and partly in New Shares, you should use the enclosed form of election. If you sign the form of election but do not specify the number of Shares in respect of which you wish to receive New Shares, or if you elect to receive New Shares in respect of a greater number of Shares than your registered holding as at the Record Date, you will be deemed to have exercised your election to receive New Shares in respect of all the Shares of which you were then registered as the holder.

LETTER FROM THE BOARD

The form of election should be completed in accordance with the instructions printed thereon and returned to the Company’s share registrar so as to be received no later than 4:30 p.m. on 30 January 2009 at:

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

Elections in respect of the 2008 Final Dividend cannot be in any way withdrawn, revoked, superseded or altered after the relevant forms of election are signed and lodged with the Company’s share registrar. No acknowledgement of receipt of the form of election will be issued.

SHAREHOLDERS RESIDENT OUTSIDE HONG KONG

The Company is not aware that it has any Shareholder with a registered address outside Hong Kong as at the Record Date. Accordingly, there will not be any legal restriction or statutory requirement outside Hong Kong in allowing Shareholders to participate in the Scrip Dividend Scheme. Holders of the American Depositary Receipts (each representing 20 Shares), of which are listed on the NASDAQ Stock Market in the United States, are not entitled to participate in the Scrip Dividend Scheme.

This circular and the form of election will not be registered in Hong Kong or any other jurisdiction.

STOCK EXCHANGE LISTING, CLEARING AND SETTLEMENT

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the New Shares. It is expected that the certificates for the New Shares, and cheques for cash entitlements, will be posted to Shareholders at the risk of those entitled thereto on or about 25 February 2009. Dealings in the New Shares on the Stock Exchange are expected to commence after dispatch of the share certificates for the New Shares to Shareholders. Subject to the granting of listing of, and permission to deal in, New Shares issued pursuant to the Scrip Dividend Scheme on the Stock Exchange, such New Shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited for deposit, clearance and settlement in the Central Clearing and Settlement System. Shareholders should seek the advice of their licensed securities dealer or other professional adviser for details of these settlement arrangements and how such arrangements will affect their rights and interests.

The Shares are listed, and dealt in, on the Stock Exchange. The Shares are also listed in the form of American Depository Receipts (each representing 20 Shares) on the NASDAQ Stock Market in the United States. The Company’s US$89,353,000 Senior Notes due 2015 are listed on Singapore Exchange Securities Trading Limited. Other than the foregoing, no equity or debt securities of the Company are listed, or dealt in, on any stock exchange nor is listing, or permission to deal in, on any other exchange being, or proposed to be, sought.

LETTER FROM THE BOARD

New Shares issued to Shareholders pursuant to an election to receive some or all of their 2008 Final Dividend in New Shares may be allocated in odd lots. No special dealing arrangements will be put in place by the Company to facilitate the trading or disposal of New Shares issued in odd lots. Shareholders should be aware that odd lots usually trade at a discount to the price of board lots.

CONDITION OF THE SCRIP DIVIDEND SCHEME

The Scrip Dividend Scheme is conditional upon the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the New Shares. In the unlikely event that the above condition is not satisfied, Shareholders will receive the 2008 Final Dividend wholly in cash.

ADJUSTMENTS IN RELATION TO SHARE OPTIONS UNDER THE SHARE OPTION SCHEME

In accordance with the terms of the share option scheme adopted by the Company on 23 December 2002, the New Shares to be allotted may result in an adjustment to the exercise price and/or the number of option so far as unexercised in respect of share options granted by the Company. Such adjustments shall give the option holder the same proportion of the issued share capital of the Company as that to which such option holder would otherwise entitle, but no such adjustments shall be made where, and to the extent that, such adjustments would result in any Shares being issued at less than their nominal value. If and when any adjustments have to be made, the Company will notify the option holders in accordance with the said share option scheme.

GENERAL

Whether or not it is to your advantage to receive cash or New Shares, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting from that decision are your responsibility. If you are in any doubt as to what to do, you should consult your professional advisers as to the action you should take and whether or not you are permitted to receive the 2008 Final Dividend in scrip form or if any government or other consent is required. Shareholders who are trustees are recommended to take professional advice as to whether electing for New Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,
On behalf of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and
Company Secretary